BC FORM 51-901F

AMENDED QUARTERLY REPORT

Incorporated as part of:

 X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

IANETT INTERNATIONAL SYSTEMS LTD.

ISSUER ADDRESS

500- 750 WEST PENDER STREET,

VANCOUVER, BRITISH COLUMBIA, V6C 2T7

ISSUER TELEPHONE NUMBER

(604) 681-4911

CONTACT PERSON

GORDON SAMSON

CONTACT'S POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 681-4911

CONTACT EMAIL ADDRESS

                       GORDSAMSON@IANETT.COM

FOR QUARTER ENDED

SEPTEMBER 30, 2001

DATE OF REPORT

DECEMBER 21, 2001

WEB SITE ADDRESS

          WWW.IANETT.BIZ

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"MARCUS NEW"

01/11/29

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"GORDON SAMSON"

01/11/29

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001 & June 30, 2001
SCHEDULE A: FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)

                    September

                       June

	2001	2001
ASSETS
Current Assets
Cash	$ (362)	$ 3,024
Accounts Receivable	74,982	52,131
Subscriptions Receivable	220,000	-
Prepaids	3,178	3,972

	297,799	59,127
Capital Assets	52,630	24,411
Investments	105,000	105,000
Deferred Development Costs	-	-

	$ 455,428	$ 188,538

LIABILITIES
Current Liabilities
Accounts Payable	$ 783,122	$ 743,726

	783,122	743,726

Loan Payable	490,174	490,174
Shareholder Loan	174,041	174,041

	1,447,338	1,407,941

SHAREHOLDERS' EQUITY
Share Capital	32,627,126	32,590,326
Share Subscriptions	240,000	-
Deficit	(33,859,035)	(33,809,729)

	(991,909)	(1,219,403)

	$ 455,428	$ 188,538

APPROVED ON BEHALF OF BOARD:
		"Marcus New"
		Director

		"Gordon Samson"
		Director

IANETT INTERNATIONAL SYSTEMS LTD.

Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)

                         September            September

	2001	2000
REVENUE	$ 1,825	$ 639,913

EXPENSES
Direct costs	-	603,996
General and administrative	44,380	953,202
Amortization of capital assets	6,751	251,482

	51,131	1,808,680

NET LOSS	(49,306)	(1,168,767)

Deficit, beginning of period	(33,809,729)	(24,634,778)

DEFICIT, end of period	$(33,859,035)	$(25,803,545)

LOSS PER SHARE	(0.01)	$ (0.29)

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to September 30, 2001
SCHEDULE A: FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

	2001	2000
OPERATIONS
Net income (Loss)	(49,306)	(1,168,768)
Non-cash adjustments	-	-
Depreciation	6,751	251,482
	(42,555)	(917,286)
Change in
Accounts receivable	(22,851)	607,795
Prepaids and deposits	794	10,844
Accounts payable	39,396	(433,989)

	(25,216)	(732,636)

INVESTING
Purchase of capital assets	-	(176,663)
Proceeds from sale of capital assets Increase in loans	1,830 -	(36,325)
Purchase of investments	-	(38,953)
Increase in development costs	-	(131,036)
	1,830
		(382,977)

FINANCING
Issuance of share capital/Subscriptiions	20,000	169,422
Increase (reduction) in shareholder loan	-	-

	20,000	169,422

Increase (decrease) in cash	(3,386)	(946,191)

Cash, beginning of period	3,024	1,313,693

CASH AND CASH EQUIVALENTS, end of period	(362)	367,502

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarter ended September 30, 2001 and 2000

1. NATURE OF OPERATIONS AND GOING CONCERN

ianett International Systems Ltd., incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange. The Company is primarily engaged in the business of providing integrated marketing, web services, and data management services to both Internet and traditional businesses. During this quarter, and as part of a restructuring plan, a number of due diligence initiatives were undertaken on opportunities presented, based on a criteria of, track record of revenues, significant assets on the balance sheet, and a diverse client list, the Company screened potential going forward partners.

The Company's ability to discharge liabilities in the normal course of its business is dependent upon identifying a potential partner for a business combination resulting with profitable operations and/or obtaining additional debt or equity financing.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

D.N.S. Media.com Inc. (100%)

IaNett.com Internet Technologies Ltd. (100%)

Stock Secrets Enterprises Ltd. (100%)

On September 7, 2001 the Company issued 368,000 shares to acquire the remaining 45.5% in IaNett.com Internet Technologies Ltd. ("IaNett.com"). As of September 7, 2001 IaNett.com had no material assets and its only material liability is an amount due to the Company.

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended September 30, 2001 and 2000

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset

Basis

Rate

Computer software

Straight-line

33% - 100%

Computer hardware

Straight-line

33%

Office equipment, furniture and fixtures

Declining balance

20% - 30%

Automotive

Declining balance

30%

Leasehold improvements                                    Straight-line

Over the term of the

                                                                                                                         lease and one renewal

           period.

One half of the above rates are used in the year of acquisition.

Non – monetary Transactions – Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Stock-based compensation – Employee and director stock options granted by the Company, (which is described in note (8) are not recognized in the accounts until exercised, and then are recorded as a credit to share capital to the extent of the exercise price.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter  ended September 30, 2001 and 2000

3. CAPITAL ASSETS

             Net Book Value

Accumulated

  September                        June

             Cost

Depreciation

                         2001

       2001

Computer software	$ 43,200	5,400	37,800	1,316,156
Office equipment, furniture and fixtures	13,270	4,335	8,935	124,912
Computer hardware	25,050	19,155	5,895	1,031,060
Leasehold improvements	-	-	-	28,424
Automotive	-	-	-	17,300

$         81,520

           28,890                      52,630                     2,517,852

4. INVESTMENTS

    September

            June

                     2001

                               2001

Alphastream Wireless Inc.	$ 100,000	100,000
Other	5,000	166,549
Restaurant-Help.com, Inc.	-	364,725
Nerve Media Corporation	-	363,000
FlashCandy.com, Inc.	-	255,000
HollywoodBroadcasting.com, Inc.	-	150,000
Digital Video Display Technology Corp.	-	108,000

$     105,000                   1,507,274

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

Quarter ended September 30, 2001 and 2000

5. DUE TO SHAREHOLDER

Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

6.  SHARE SUBSCRIPTIONS

The Company announced a non-brokered private placement on September 18, 2001, of 2,400,000 units, at a price of $0.10 per unit. Each unit comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share for each warrant held, at a price of $0.10, for one year. As at September 30, 2001, subscription proceeds of $20,000 were received.

7. SHARE CAPITAL

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                         September 2001                                                         June 2001

   Number

             Amount

                      Number

                          Amount

Balance, beginning of period:	5,445,851	$ 32,590,326	50,642,178	$ 32,079,648
Shares issued for cash:
Stock options	-	-	384,767	100,472
Warrants	-	-	250,000	100,000
Special Warrants	-	-	-	-
Private placement	-	-	-	-
Performance shares	-	-	-	-
Shares issued for other consideration
For debt	-	-	2,974,061	297,406
For subsidiary	368,000	36,800	320,000	12,800
Finder’s fee	-	-	-	-
Cash share issuance costs	-	-	-	-
Cancellation of escrow shares	-	-	(112,500)	-

	5,813,851	32,627,126	54,458,506	32,590,326
Consolidation 10:1	-	-	5,445,851	32,590,326
Balance, end of period	5,813,851	32,627,126	5,445,851	32,590,326

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended June 30, 2001 and 2000

8. SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

                   Outstanding

Exercise

   June 30,

  Expired      September

   Price

     2001                   Issued                   Exercised

         2001

                            Expiry date

*$9.10

   178,100

     -                                 -                178,100                      June 2, 2002

   178,100

     -                                  -                178,100

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at Sept 30, 2001 remaining stock options outstanding were.

Number

Exercise

Expiry

Of  shares

Price

Date

90,000

              $ 0.15

November, 2005

22,000

 0.70

September, 2005

  6,500

 0.15

December,  2004

  1,250

 0.35

November, 2004

`

20,000

 0.35

July, 2004

70,000

 0.50

July, 2004

  1,000

 0.15

July, 2004

Announced on October 5, 2001 the exercise price of outstanding stock options have all been re-priced to $0.10, with a further issuance of 789,250 stock options, also with an exercise price of $0.10.

ianett International Systems Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended June 30, 2001 and 2000

9. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company.

a)

Amounts due to shareholder remained outstanding of $174,041.

10. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

11. SUBSEQUENT EVENTS

Bankruptcy and Insolvency - In July, 2001 the Company filed a formal proposal under the Bankruptcy and Insolvency Act of British Columbia, Canada. The Company proposed to settle outstanding debts of $1,443,573 by the issuance of shares at a deemed value of $0.18 or a cash payment of 25% of the creditor's provable claim. On August 2, 2001 the Company's creditors approved the proposal and agreed to accept $136,618 in cash and 5,469,477 in common shares. On August 24, 2001 the court approved the transaction, cash and share settlements were issued on October 8, 2001, and a certificate of Full Performance of Proposal was issued by the Trustee, KPMG Inc., (“KPMG”) on November 13, 2001.

Private placement - On October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one-year period. On November 2, 2001 the Company announced a private placement of up to 2,500,000 units to net $250,000. Each unit consists of one common share and one share purchase warrant.

Options - On October 5, 2001 the Company granted 789,250 stock options at a price of $0.10 per share. The options expire on October 5, 2006.

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

Schedule A

 X

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

IANETT INTERNATIONAL SYSTEMS LTD.

ISSUER ADDRESS

500- 750 WEST PENDER STREET,

VANCOUVER, BRITISH COLUMBIA, V6C 2T7

ISSUER TELEPHONE NUMBER

(604) 681-4911

CONTACT PERSON

GORDON SAMSON

CONTACT'S POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 681-4911

CONTACT EMAIL ADDRESS

GORDSAMSON@IANETT.COM

FOR QUARTER ENDED

SEPTEMBER 30, 2001

DATE OF REPORT

NOVEMBER 29, 2001

WEB SITE ADDRESS

 WWW.IANETT.BIZ

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"MARCUS NEW"

01/11/29

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

"GORDON SAMSON"

01/11/29

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

IANETT INTERNATIONAL SYSTEMS LTD.

Quarterly Report to September 30, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  THREE MONTHS TO SEPTEMBER 30, 2001

Breakdown of direct costs:
	2001	2000
Labour	$ -	$ 508,640
Lists	-	2,545
Mailing	-	24,500
Printing	-	23,598
Distribution	-	1,278
Computer Hardware	-	38,961
Media Placement	-	-
Website Hosting and e-mail	-	2,017
Other	-	2,457

TOTAL	$ -	$ 603,996
		-

Breakdown of General and Administrative Expenses:
	2001	2000
Accounting and legal	$ 25,642	$ 46,760
Advertising and promotion	135	$ 85,860
Automotive	-	3,912
Bad debt	(3,009)	-
Bank charges and interest	546	4,197
Brokerage fees/regulatory	1,586	64,069
Computer maintenance	-	787
Couriers and freight	-	3,598
Donations	-	100
Education and training	-	18,698
Equipment lease	(407)	102,050
Insurance	1,605	2,187
Miscellaneous	-	1,415
Office	(398)	37,611
Office rent	5,378	47,170
Salaries and consultants	12,744	445,564
Telephone	440	26,348
Travel and entertainment	-	11,715

TOTAL	$ 44,262	$ 902,041

2. RELATED PARTY TRANSACTIONS

Amounts due to shareholder remained outstanding of $174,041

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a)

Common shares issued:

Date	Type of Issue	Number of shares	Price	Total Proceeds	Type of Consideration	Commission Paid
September 7, 2001	Common	368,000	$0.10	Deemed	Assets	$0.00
		368,000

Warrants and other securities issued:  Nil

Options granted: Nil

4. SUMMARY OF SECURITIES AS AT SEPTEMBER 30, 2001

(a)

Share Capital

Authorized:

100,000,000 Common Shares without par value

  20,000,000 Preferred Shares with $0.001 par value

Issued:

    5,813,851 Common Shares without par value

(b)

Number and recorded value for common shares issued and outstanding

                                                 September 2001

                                                   Number

        Amount

Balance, beginning of period:	5,445,851	$ 32,590,326
Shares issued for cash:
Stock options	-	-
Warrants	-	-
Special Warrants	-	-
Private placement	-	-
Performance shares	-	-
Shares issued for other consideration
For debt	-	-
For subsidiary	368,000	36,800
Finder’s fee	-	-
Cash share issuance costs	-	-
Cancellation of escrow shares	-	-
Balance, end of period	5,813,851	32,627,126

(c)

Outstanding options, warrants and convertible securities

Number

Exercise

Expiry

Of  shares

Price

Date

90,000

                $0.151

November, 2005

22,000

 0.70

September, 2005

  6,500

 0.152

December,  2004

  1,250

 0.35

November, 2004

`

20,000

 0.35

July, 2004

70,000

 0.50

July, 2004

  1,000

 0.153

July, 2004

210,750

Summary of warrants outstanding:

Number of Warrants and Shares	Exercise Price	Expiry Date
178,100	$9.10	June 2, 2002

(d)

Escrow shares and pooling arrangements:

300,000 common shares are currently held in escrow and are subject to release only by regulatory approval.

1.

 DIRECTORS AND OFFICERS

Theo Sanidas – Director, President and CEO

Marcus New – Director and Secretary

Gordon A. Samson – Director and CFO

Shone Anstey - Director

iaNett International Systems Ltd.

(Formerly called Wsi Interactive Corporation)

Schedule C: Management Discussion and Analysis

1.

Description Business

As a consequence of general market conditions and declining revenues in the technology sector, the Company has focused its efforts on a reorganization plan and developing revenue streams in the subsidiary, iaNett.com, utilizing a proprietary search engine. Data management, and direct marketing, core services of the Company have also been significantly scaled back to parallel declining market demand for these services.

Acquisition of iaNett.com

iaNett Internet Technologies Ltd ("ITT") is now a wholly owned subsidiary of the Company. Pursuant to an acquisition agreement dated January 22, 2001 the Company increased the ownership position to a controlling (54%) interest in ITT, with 320,000 shares issued to the Vendors of ITT on March 21, 2001. The same agreement provided an option to acquire the remaining interest (46%). The Company then entered into an Amendatory Agreement dated   July

24, 2001, whereby the number of remaining shares to be issued to the Vendors of ITT was amended to 368,000 shares to provide for the post-consolidated number of common shares in the capital of the Company. The remaining minority interest was acquired on September 7, 2001.

Restructuring Plans of the Business

The Issuer’s goal is to further develop the search engine and web site hosting service revenue through the wholly owned subsidiary ITT. The additional objective of the Company is to complete a business combination with a technology company or group of companies that can capitalize on residual assets and expertise of the Issuer. To that end the Company has entered into a number of standstill agreements and evaluated a number of opportunities. To date no opportunity has met the objectives established by the Issuer. The enterprises have been too small in operations and revenue, too dependent on single clients, and/or, with operations still in the concept stages.

The Company is committed to a business combination with an established operation with a   track

record of significant revenues and a substantial asset base. The view to success is identifying  an enterprise with an established track record and revenue model, combined with the opportunity  for material growth in the same business as the Issuer to enable the leveraging of remaining  assets.

The Company has considerable experience with direct marketing opportunities on the Internet through the former expertise of its direct database marketing divisions.

During the month of September 2001, a number of opportunities were presented to the Company. Selectively the Company entered into Standstill Agreements while due diligence was conducted. Criteria was established requiring target companies to have, a track record of revenues, a substantial asset base, and operations in a market space that provides for exponential growth.

2.

Subsequent Events

As part of the reorganization plan and as a consequence of declining internet/technology based revenues whereby the Company could not meet on-going obligations and overhead costs, a formal proposal to creditors was announced July 4, 2001 pursuant to the provisions of the Bankruptcy and Insolvency Act, RSC 1985, C. B-3, as amended. The creditors at a meeting held on August 2, 2001 approved the proposal unanimously, and, court approval was obtained on August 24, 2001. A “Certificate of Full Performance of Proposal” was received on November 13, 2001 from the Trustee KPMG Inc. (“KPMG”).

3.

Management Discussion and Analysis of Financial Information

The following discussion and analysis explains trends in the Company’s financial condition and results of operations for the year ended September 30, 2001. These financial statements have been prepared in accordance with Section 1751 of the Chartered Accountants (“CICA”) handbook. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements contained in Schedule A and B to this report. Accounting policies and methods have not changed. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).

Results of Operations

During the quarter ended September 30, 2001, the company had an operating loss of $49,188 compared to an operating loss of $1,168,767 for the same quarter ended September 30, 2000. This significant change reflects managements activity in restructuring the company in order to maintain the ability to continue to operate and identify a substantial target company to effect a  business combination with. A non-brokered private placement was announced on September 18, 2001 and on October 4, 2001 the Company issued 2.4 million units at $0.10 per unit to net $240,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share for $0.10 for a one-year period.

4.

Subsequent Events

On November 2, 2001 the Company announced a private placement of up to 2,500,000 units to net $250,000. Each unit consists of one common share and one share purchase warrant. On November 21,2001 the Company executed an Agreement in Principle with the Data Fortress Group to complete a reverse merger.

5.

Legal Proceedings

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.